SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On February 11, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ANNOUNCES
RECEIPT OF NEW ORDERS WORTH $750,000 FOR ITS
GLASS FABRIC AUTOMATIC INSPECTION SYSTEMS

Yoqneam, Israel, February 11, 2004 – Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced that it has received new orders for 4 I-TEX-BFA glass fabric automatic inspection systems, worth approximately $750,000, two of which were purchased by ZHUHAI GOWIN FIBERGLASS the leading Chinese Glass Fabric manufacturer, and two of which were purchased by manufacturers in Asia and North America. All of the systems are to be supplied during the first half of 2004.

The glass fabric for the printed circuit board industry is very sensitive, requiring advanced technologies to detect tiny defects in the weaving as well as stains and broken filaments. All of these are automatically detected by the EVS system, which provide instant feedback to the production departments, thereby increasing the total production quality.

The I-TEX-BFA system is an on-line automatic inspection system for the glass fabric used for the printed circuit board industry, which has been in decline since the start of the global recession in 2001. In light of indications of a recovery in the PCB industry, the Company significantly upgraded its ITEX-BFA system to cater for the current demands of the PCB Market

“Our Broken Filaments Analyzer which is integrated with our I-TEX inspection system is the best and the only solution for automatic inspection of glass fabrics,” said Idan Kleifeld, EVS’ Vice President, Sales & Marketing. “Despite the sluggishness of the PCB industry over the last few years, we upgraded our glass inspection system. We believe that these orders indicate recognition by the PCB Industry that our ITEX-PCB system provides them with the cheapest and most effective solution for their inspection needs. These orders confirm that we are ideally positioned to take advantage of the recovery in the PCB Market.”

Mr. Ken (Jun) Chen – the Managing Director of EVS’ office in Shanghai said: “Many PCB manufacturers opened new manufacturing plants in China over the last few years, representing considerable commercial potential for EVS’ glass inspection systems. EVS responded to this development by improving its ITEX-PCB system, and this approach has proved successful with the receipt of the order from ZHUHAI GOWIN FIBERGLASS. These newly ordered systems will provide an ideal platform to promote EVS systems in China,” he continued. “The new orders from the PCB market, along with orders from the textile and other industries, are a testimony of the customers’ appreciation of EVS’ technological leadership in automatic inspection.”

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company’s systems, marketed under the brand I-TEXTM and PRINTEXTM, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact: Mr. Idan Kleifeld - VP Sales & Marketing, Elbit Vision Systems Ltd,
E-mail: idan@evs.co.il Web Site: http://www.evs.co.il 972-4-993-6400

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: February 15, 2004